Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Dendreon Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-39634 pertaining to the 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, No. 333-85032 pertaining to the 2002 Broad Based Equity Incentive Plan, and No. 333-107551 pertaining to the 2000 Equity Incentive Plan as amended) and Form S-3 (No. 333-102351 and No. 333-90324) of Dendreon Corporation and in the related Prospectus of our report dated January 31, 2003, except for Note 13, which is as of March 13, 2003, with respect to the balance sheets of Corvas International, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the Form 8-K of Dendreon Corporation dated June 30, 2003.

/s/    KPMG LLP

San Diego, California

September 16, 2003